Bangkok Bank
ธนาคารกรุงเทพ

03 NOV 14 AM 7:21

November 10, 2003

03037360

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Re: Bangkok Bank Public Company Limited--Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the resolutions of the Board of Directors and the 2003 third-quarter unaudited financial statements that Bangkok Bank reported to the Stock Exchange of Thailand.

Please be informed that our financial results can be accessed through SET's website at **http://www.set.or.th** (News Room/Company News) or SEC's website at **http://www.sec.or.th** (Listed Companies/Financial Statement) or Bangkok Bank's website at **http://www.bangkokbank.com** (About Us/Financial Statements).

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Regards,

P. Tayanithi

Dr. Piyapan Tayanithi
Executive Vice President

Information Management Group, Office of the President
Tel (662) 230-1730, 231-4280
Fax (662) 236-8983
ธนาคารกรุงเทพ จำกัด (มหาชน)
333 ถนนสีลม กรุงเทพ 10500 โทรศัพท์ (662) 231-4333 www.bangkokbank.com
Bangkok Bank Public Company Limited
333 Silom Road Bangkok 10500 Thailand Tel (662) 231-4333 www.bangkokbank.com

File No. 82-4835

Bangkok Bank
ธนาคารกรุงเทพ

03 NOV 11 AM 7:21

Ref: SSD/REG. 963/2003 November 7, 2003

Re: Resolutions of the Board of Directors

To: President
The Stock Exchange of Thailand

Reference is made to the Bangkok Bank Public Company Limited's Board of Directors' Meeting No.7/2003 held on November 7, 2003 between 09.35 hrs. – 12.45 hrs., at which the following resolutions have been adopted:

1. to allocate not more than 533 million ordinary shares to offer for sale to the public both within and outside Thailand with a total offered price of not exceeding 28,000 million Baht, an authorization being given to the underwriters to be entitled to allocate shares for the purpose of covering over-allotment at an offered price of not exceeding 15% of the total offered price as aforesaid, provided that the total number of shares to be allocated shall not exceed 533 million shares. Details of the offer for sale of such ordinary shares shall be determined by the Executive Board of Directors or any person authorized by the Executive Board of Directors.

2. to appoint Morgan Stanley as International Financial Advisor, Global Coordinator and International Lead Manager/Bookrunner and Trinity Advisory 2001 Company Limited as Financial Advisor and Domestic Lead Manager/Bookrunner.

3. to redeem the Capital Augmented Preferred Securities sold to Bualuang Augmented Preferred Securities Fund as the Bank is entitled to, but the Bank may consider amending the conditions of the Capital Augmented Preferred Securities and Bualuang Augmented Preferred Securities Fund, in order to provide an option to the unit-holders of Bualuang Augmented Preferred Securities Fund to continue to hold the units with the amended conditions.

Please be advised accordingly.

Yours faithfully,
Bangkok Bank Public Company Limited

Chartsiri Sophonpanich

(Mr. Chartsiri Sophonpanich)
President

ธนาคารกรุงเทพ จำกัด (มหาชน) (บมจ.111)
333 ถนนสีลม เขตบางรัก กรุงเทพฯ 10500 โทรศัพท์ 0-2231-4333 โทรสาร 0-2231-4890 www.bangkokbank.com
Bangkok Bank Public Company Limited (Bor. Mor. Jor. 111)
333 Silom Road Bangrak Bangkok 10500 Thailand Tel. (662)231-4333 Fax (662)231-4890 www.bangkokbank.com

Report for ~~Capital Increase~~ / Allotment of Shares
Bangkok Bank Public Company Limited
November 7, 2003

The Board of Directors' Meeting No. 7/2003 held on November 7, 2003 between 09.35 hrs. – 12.45 hrs. passed the following resolutions in respect of the ~~capital increase~~/allotment of shares.

~~**1. Capital Increase:**~~

~~The meeting of the Board of Directors passed a resolution approving the increase of a registered capital of the Company from _________ million Baht to _________ million Baht by means of the issuance of _________ ordinary/preferred shares with a par value of _________ Baht each, totaling _________ million Baht.~~

2. Allotment of shares:

The Board of Directors resolved to allocate not more than 533 million ordinary shares to offer for sale to the public both within and outside Thailand with a total offered price of not exceeding 28,000 million Baht, an authorization being given to the underwriters to be entitled to allocate shares for the purpose of covering over-allotment at an offered price of not exceeding 15% of the total offered price as aforesaid, provided that the total number of shares to be allocated shall not exceed 533 million shares. Details of the offer for sale of such ordinary shares shall be determined by the Executive Board of Directors or any person authorized by the Executive Board of Directors.

3. Schedule for shareholders' meeting to approve the ~~capital increase~~/allotment of shares

The allotment of shares is in accordance with the resolution of the Shareholder's Meeting No. 7 held on April 5, 2000 which empowered the Board of Directors or the Executive Board of Directors to consider the number of ordinary shares to be allocated and empowered the Board of Directors, the Executive Board of Directors or any person designated by either of them to consider the details of such allotment of shares, so that approval of the Shareholder's Meeting will not be required for such allotment of shares.

4. Approval of the ~~capital increase~~/allotment of shares by relevant government agency and conditions thereto (if any)

4.1 Ministry of Commerce. The Bank will apply for registration of the increase of paid-up capital with the Department of Business Development, Ministry of Commerce.

4.2 Office of the Securities and Exchange Commission. The Bank will apply to the Office of the Securities and Exchange Commission to obtain approval for the offer for sale of the newly issued shares.

4.3 The Stock Exchange of Thailand. The Bank will have the newly issued shares registered with the Stock Exchange of Thailand as registered securities.

5. Objectives of the capital increase and plans for utilizing proceeds received from the capital increase

5.1 To strengthen the Bank's Capital Fund.

5.2 To prepare for the Bank's future business potential including strategic investment and acquisition.

6. Benefits which the Bank will receive from the ~~capital increase~~ / allotment of shares:

6.1 To strengthen the Bank's Capital Fund.

6.2 To prepare for the Bank's future business.

7. **Benefits which the shareholders will receive from the ~~capital increase~~ /allotment of shares:**

7.1 Dividend Policy. The Bank's policy is to pay dividend to the Shareholders when the operating result shows profit, taking into consideration whether the capital funds is sufficient for the carrying on of business of the Bank and the legal reserve. The Board of Directors may pay dividend to the Shareholders from time to time when it deems that the Bank has sufficient profit to merit such dividend payment.

7.2 The subscriber of this capital increase shall be entitled to receive dividend when the operating result shows profit and the announcement of such payment of dividend shall be in accordance with the same principles as those in case of the existing shareholders.

8. **Other details necessary for shareholders to approve the ~~capital increase/~~ allotment of shares:**

None

9. **Timetable schedule:**

Date of Board of Directors' meeting	November 7, 2003
Date of notice of Board of Directors to Stock Exchange of Thailand	November 7, 2003
Date of subscription and payment for ordinary shares	within December, 2003
Date of registration of increase of paid-up Capital	within 14 days from the date of closing of subscription period

The Bank hereby certifies that the information in this report is correct and complete in all respects.

Your faithfully,
Bangkok Bank Public Company Limited

(Mr. Chartsiri Sophonpanich)
President

File No. 82-4835

03 NOV 11 AM 7:21

BANGKOK BANK PUBLIC COMPANY LIMITED

Interim Financial Statements

Quarter and nine-month period ended September 30, 2003

Deloitte Touche Tohmatsu
Jaiyos Co., Ltd.
Rajanakarn Building, 25th Floor,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand

Tel : 66 (0) 2676 5700
Fax : 66 (0) 2676 5757
www.deloitte.com

บริษัท ดีลอยท์ ทู้ช โธมัทสุ
ไชยยศ จำกัด
อาคารรัจนาการ ชั้น 25
183 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120

โทร : 66 (0) 2676 5700
แฟ็กซ์ : 66 (0) 2676 5757

Deloitte
Touche
Tohmatsu

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
BANGKOK BANK PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of Bangkok Bank Public Company Limited and its subsidiaries and the balance sheet of Bangkok Bank Public Company Limited as at September 30, 2003, and the related consolidated and the Bank's statements of income for the quarters and nine-month periods ended September 30, 2003 and 2002 and the consolidated and the Bank's statements of changes in shareholders' equity and cash flows for the nine-month periods ended September 30, 2003 and 2002. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the reviews to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and the Bank's financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated and the Bank's financial statements for the year ended December 31, 2002, and expressed an unqualified opinion in our report dated February 14, 2003. The consolidated and the Bank's balance sheets as at December 31, 2002, presented herein for comparison, have been derived from such financial statements which have been audited and reported on.

As described in Notes 1.2, 3 and 5.3, the Bank of Thailand (the "BOT") issued the Guidelines (the "Guidelines") for estimating and recording a minimum allowance for the doubtful accounts and also required the Bank to utilize the BOT defined qualitative loan review procedures. As at June 30, 2002, the Bank was carrying out the qualitative loan reviews per the BOT's notifications dated August 26, 1998 as an ongoing process. The Bank believed that the effect on the financial statements for the half-year ended June 30, 2002 would not be material, had the Bank completed the qualitative loan review procedures as required by the Guidelines. Subsequently in 2002, the BOT replaced the Guidelines on qualitative loan reviews with the new Guidelines dated September 20, 2002 and December 20, 2002. One of the main requirements is to require banks to perform qualitative reviews of their loans and commitments in accordance with the new guidelines at 25% of outstanding loans and commitments at the end of the year 2002 and subsequently to perform qualitative reviews of every single loan outstanding at the end of the calendar year (except loans that have been brought to and finalized by the court, new loans that were approved within the calendar year and retail loans that were reviewed by statistical methods). As at September 30, 2002, the Bank was in the process of performing the qualitative loan reviews under the new Guidelines and as at December 31, 2002, the Bank complied with the Guidelines and as at September 30, 2003, the Bank is in the process of performing the qualitative loan reviews under the new Guidelines.

Dr. Suphamit Techamontrikul
Certified Public Accountant (Thailand)
Registration No. 3356
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
November 3, 2003

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at September 30, 2003	As at December 31, 2002	As at September 30, 2003	As at December 31, 2002
ASSETS				
CASH	16,793,778	23,899,818	16,677,739	23,783,878
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	7,833,036	9,060,526	7,335,251	8,506,960
Non - interest bearing	10,506,200	7,261,657	10,321,605	7,224,866
Foreign items				
Interest bearing	58,939,468	109,828,926	68,142,416	119,862,094
Non - interest bearing	7,422,908	4,487,721	7,083,680	4,114,493
Total interbank and money market items, net	84,701,612	130,638,830	92,882,952	139,708,413
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	59,630,000	6,180,000	59,600,000	6,000,000
INVESTMENTS (Note 5.2)				
Current investments, net	77,829,575	65,894,183	73,687,306	59,826,059
Long - term investments, net	268,562,231	255,076,762	266,760,155	250,391,241
Investments in subsidiaries and associated companies, net	2,505,049	2,322,424	7,816,599	7,944,295
Total investments, net	348,896,855	323,293,369	348,264,060	318,161,595
LOANS AND ACCRUED INTEREST RECEIVABLE				
Loans (Note 5.3)	840,253,165	837,853,886	832,619,743	830,622,404
Accrued interest receivable	1,310,096	1,473,372	1,296,192	1,459,147
Total loans and accrued interest receivable	841,563,261	839,327,258	833,915,935	832,081,551
Less Allowance for doubtful accounts (Note 3)	(133,765,565)	(138,137,319)	(133,197,384)	(137,529,844)
Less Revaluation allowance for debt restructuring	(12,684,645)	(13,224,311)	(12,684,645)	(13,224,311)
Total loans and accrued interest receivable, net	695,113,051	687,965,628	688,033,906	681,327,396
PROPERTIES FORECLOSED, NET	32,723,907	33,741,082	30,761,391	31,605,689
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	960,438	1,178,514	960,438	1,178,514
PREMISES AND EQUIPMENT, NET	29,879,664	30,027,941	29,725,862	29,846,121
LEGAL EXPENSE PAID IN ADVANCE	1,835,751	1,925,872	1,832,177	1,921,086
ACCRUED INTEREST RECEIVABLE FROM INVESTMENTS	4,168,704	3,893,854	4,075,470	3,733,209
LEASEHOLD, NET	2,521,259	2,698,225	2,505,214	2,698,225
OTHER ASSETS, NET	12,025,073	5,512,546	10,049,403	5,134,336
TOTAL ASSETS	1,289,250,092	1,250,955,679	1,285,368,612	1,245,098,462

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS "UNAUDITED"		THE BANK'S FINANCIAL STATEMENTS "UNAUDITED"	
	As at September 30, 2003	As at December 31, 2002	As at September 30, 2003	As at December 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS				
Deposits in Baht	1,009,830,184	977,677,526	1,007,623,447	975,658,351
Deposits in foreign currencies	87,702,685	93,016,908	81,662,210	87,006,320
Total deposits	1,097,532,869	1,070,694,434	1,089,285,657	1,062,664,671
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	4,506,874	1,783,215	4,376,875	1,783,215
Non - interest bearing	4,989,820	2,353,201	5,082,887	2,406,007
Foreign items				
Interest bearing	14,682,397	15,777,177	20,911,938	18,374,098
Non - interest bearing	2,979,338	1,389,229	3,041,922	1,433,209
Total interbank and money market items, net	27,158,429	21,302,822	33,413,622	23,996,529
LIABILITIES PAYABLE ON DEMAND	4,329,367	3,592,005	4,169,186	3,549,489
BORROWINGS (Note 5.4)				
Short - term borrowings	13,655,006	4,356,299	13,655,006	4,356,299
Long - term borrowings	29,331,926	39,928,655	29,331,926	39,928,655
Total borrowings	42,986,932	44,284,954	42,986,932	44,284,954
SUBORDINATED DEBENTURES CUM PREFERRED SHARES (Note 5.5)	34,496,550	34,496,550	34,496,550	34,496,550
BANK'S LIABILITIES UNDER ACCEPTANCES	960,438	1,178,514	960,438	1,178,514
INTEREST PAYABLE	3,474,595	4,640,064	3,454,579	4,590,758
INTER ACCOUNT BALANCE, NET	3,117,019	6,080,469	3,070,867	6,072,281
OTHER LIABILITIES	12,179,094	8,991,329	10,724,156	8,762,593
TOTAL LIABILITIES	1,226,235,293	1,195,261,141	1,222,561,987	1,189,596,339

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at September 30, 2003	As at December 31, 2002	As at September 30, 2003	As at December 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Registered share capital				
3,998,000,000 ordinary shares of Baht 10 each	39,980,000	39,980,000	39,980,000	39,980,000
2,000,000 preferred shares of Baht 10 each	20,000	20,000	20,000	20,000
Issued and paid - up share capital				
1,466,495,694 ordinary shares of Baht 10 each	14,664,957	14,664,957	14,664,957	14,664,957
345,000 preferred shares of Baht 10 each (Note 5.5)	3,450	3,450	3,450	3,450
PREMIUM ON ORDINARY SHARE CAPITAL	49,741,738	49,741,738	49,741,738	49,741,738
UNREALIZED INCREMENT PER LAND APPRAISAL	10,200,890	10,209,273	10,200,890	10,209,273
UNREALIZED INCREMENT PER PREMISES APPRAISAL	5,156,495	5,655,283	5,156,495	5,655,283
FOREIGN EXCHANGE ADJUSTMENT	794,380	1,584,795	794,380	1,584,795
UNREALIZED GAINS ON INVESTMENT	13,719,766	13,896,851	13,719,766	13,896,851
UNREALIZED LOSSES ON INVESTMENT	(2,366,449)	(2,448,629)	(2,366,449)	(2,448,629)
RETAINED EARNINGS (DEFICIT)				
Appropriated				
Legal reserves	11,544,800	11,544,800	11,544,800	11,544,800
Other reserves	63,266,976	63,266,976	63,266,976	63,266,976
Unappropriated (Deficit)	(103,920,378)	(112,617,371)	(103,920,378)	(112,617,371)
TOTAL	62,806,625	55,502,123	62,806,625	55,502,123
MINORITY INTEREST	208,174	192,415	-	-
TOTAL SHAREHOLDERS' EQUITY, NET	63,014,799	55,694,538	62,806,625	55,502,123
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,289,250,092	1,250,955,679	1,285,368,612	1,245,098,462

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at September 30, 2003	As at December 31, 2002	As at September 30, 2003	As at December 31, 2002
OFF - BALANCE - SHEET ITEMS				
CONTINGENCIES (Note 5.6)				
AVALS TO BILLS AND GUARANTEES OF LOANS	22,445,406	20,964,324	22,410,806	20,890,824
LIABILITY UNDER UNMATURED IMPORT BILLS	8,378,140	8,920,775	8,222,844	8,824,741
LETTERS OF CREDIT	24,945,464	26,143,945	24,697,525	25,933,003
OTHER CONTINGENCIES	550,762,892	522,172,553	565,811,407	538,208,715

Notes to the financial statements form an integral part of these interim financial statements

Chartsiri Sophonpanich

(Mr. Chartsiri Sophonpanich)
President

(Mr. Deja Tulananda)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
INTEREST AND DIVIDEND INCOME				
Interest on loans	7,738,884	8,847,728	7,635,514	8,754,809
Interest on interbank and money market items	483,904	1,311,342	658,249	1,456,432
Hire purchase and financial lease income	144	157	-	-
Investments	3,196,109	2,850,622	3,102,884	2,731,896
Total interest and dividend income	11,419,041	13,009,849	11,396,647	12,943,137
INTEREST EXPENSES				
Interest on deposits	2,911,432	4,879,136	2,858,331	4,823,538
Interest on interbank and money market items	75,225	136,611	89,763	152,053
Interest on short - term borrowings	889,855	431,705	889,855	431,705
Interest on long - term borrowings	1,616,531	2,037,775	1,616,531	2,037,775
Total interest expenses	5,493,043	7,485,227	5,454,480	7,445,071
NET INTEREST AND DIVIDEND INCOME	5,925,998	5,524,622	5,942,167	5,498,066
BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL) (Note 3)	436,104	(3,632,288)	413,748	(3,632,987)
LOSS ON DEBT RESTRUCTURING	665,968	5,104,886	665,968	5,104,886
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	4,823,926	4,052,024	4,862,451	4,026,167
NON - INTEREST INCOME				
Gain (loss) on investments, net	1,645,069	(56,218)	1,640,215	(57,908)
Equity in undistributed net income (loss) of subsidiaries and associated companies	64,029	(48,042)	69,412	(40,865)
Fees and service income				
Acceptances, aval and guarantees	126,247	79,499	126,182	79,499
Others	3,193,667	2,679,706	2,911,711	2,593,001
Gain on exchange, net	569,205	735,125	566,850	704,694
Gain on disposal of assets	122,895	41,565	120,749	40,713
Other income	191,913	628,081	155,238	617,468
Total non - interest income	5,913,025	4,059,716	5,590,357	3,936,602
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON - INTEREST INCOME	10,736,951	8,111,740	10,452,808	7,962,769

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUTED)

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
NON - INTEREST EXPENSES				
Personnel expenses	2,528,930	2,062,873	2,370,022	2,000,644
Premises and equipment expenses	1,103,007	1,054,106	1,051,044	1,021,955
Taxes and duties	520,404	516,531	528,243	514,065
Fees and service expenses	467,938	462,178	440,097	447,323
Directors' remuneration	7,374	6,645	6,450	5,940
Contributions to the Financial Institutions Development Fund	1,038,434	1,034,114	1,036,010	1,032,269
Other expenses	1,487,040	1,341,800	1,475,162	1,309,290
Total non - interest expenses	7,153,127	6,478,247	6,907,028	6,331,486
INCOME BEFORE INCOME TAX	3,583,824	1,633,493	3,545,780	1,631,283
INCOME TAX EXPENSES	21,075	2,298	-	-
INCOME BEFORE MINORITY INTEREST	3,562,749	1,631,195	3,545,780	1,631,283
MINORITY INTERESTS IN SUBSIDIARIES' PROFIT (LOSS)	16,969	(88)	-	-
NET INCOME	3,545,780	1,631,283	3,545,780	1,631,283
BASIC EARNINGS PER SHARE **BAHT**	2.42	1.11	2.42	1.11
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES **THOUSAND SHARES**	1,466,496	1,466,496	1,466,496	1,466,496

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
INTEREST AND DIVIDEND INCOME				
Interest on loans	24,655,463	26,056,901	24,352,332	25,806,923
Interest on interbank and money market items	2,259,183	4,289,351	2,798,224	4,682,927
Hire purchase and financial lease income	7,038	600	-	-
Investments	9,467,268	8,926,010	9,131,825	8,579,184
Total interest and dividend income	36,388,952	39,272,862	36,282,381	39,069,034
INTEREST EXPENSES				
Interest on deposits	10,716,862	15,119,917	10,555,823	14,951,359
Interest on interbank and money market items	246,683	478,446	301,614	527,350
Interest on short - term borrowings	2,369,806	1,295,116	2,369,806	1,295,116
Interest on long - term borrowings	5,172,923	6,118,273	5,172,923	6,118,273
Total interest expenses	18,506,274	23,011,752	18,400,166	22,892,098
NET INTEREST AND DIVIDEND INCOME	17,882,678	16,261,110	17,882,215	16,176,936
BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL) (Note 3)	1,016,619	(3,180,636)	970,010	(3,177,291)
LOSS ON DEBT RESTRUCTURING	2,451,652	6,778,796	2,451,652	6,778,796
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	14,414,407	12,662,950	14,460,553	12,575,431
NON - INTEREST INCOME				
Gain on investments, net	3,661,285	192,589	3,655,348	184,780
Equity in undistributed net income (loss) of subsidiaries and associated companies	177,994	(32,291)	174,622	(54,465)
Fees and service income				
Acceptances, aval and guarantees	259,264	257,829	259,178	257,795
Others	8,784,843	8,004,778	8,288,847	7,652,830
Gain on exchange, net	1,972,033	1,695,126	1,936,772	1,677,632
Gain on disposal of assets	205,216	164,248	200,046	159,878
Other income	571,394	1,199,474	469,888	1,172,317
Total non - interest income	15,632,029	11,481,753	14,984,701	11,050,767
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON - INTEREST INCOME	30,046,436	24,144,703	29,445,254	23,626,198

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUTED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	**2002**	**2003**	**2002**
NON - INTEREST EXPENSES				
Personnel expenses	6,763,321	6,137,491	6,448,962	5,898,186
Premises and equipment expenses	3,449,925	3,521,888	3,335,946	3,417,979
Taxes and duties	1,566,752	1,476,178	1,568,833	1,468,747
Fees and service expenses	1,386,234	1,468,911	1,319,525	1,427,505
Directors' remuneration	25,294	23,444	22,550	21,182
Contributions to the Financial Institutions Development Fund	3,056,226	3,078,989	3,049,701	3,073,252
Loss on impairment of properties foreclosed	2,023,681	715,302	2,007,406	644,842
Other expenses	3,537,065	2,975,127	3,501,156	2,942,177
Total non - interest expenses	21,808,498	19,397,330	21,254,079	18,893,870
INCOME BEFORE INCOME TAX	8,237,938	4,747,373	8,191,175	4,732,328
INCOME TAX EXPENSES	26,969	6,357	-	-
INCOME BEFORE MINORITY INTEREST	8,210,969	4,741,016	8,191,175	4,732,328
MINORITY INTERESTS IN SUBSIDIARIES' PROFIT	19,794	8,688	-	-
NET INCOME	8,191,175	4,732,328	8,191,175	4,732,328
BASIC EARNINGS PER SHARE **BAHT**	5.59	3.22	5.59	3.22
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES **THOUSAND SHARES**	1,466,496	1,466,496	1,466,496	1,466,496

Notes to the financial statements form an integral part of these interim financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Deja Tulananda)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS										
	Issued and Paid-up Share Capital Ordinary Shares	Issued and Paid-up Share Capital Preferred Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Retained Earnings (Deficit)	Minority Interest	Total
Beginning balance as at December 31, 2001	14,664,957	3,450	49,741,738	10,293,557	6,257,795	1,783,339	8,538,151	(3,364,166)	(44,721,686)	134,142	43,331,277
Unrealized increment per premises appraisal	-	-	-	(83,184)	(391,378)	-	-	-	-	-	(474,562)
Unrealized gains (losses) on investment	-	-	-	-	-	-	3,386,852	858,004	-	-	4,244,856
Foreign exchange adjustment	-	-	-	-	-	(89,814)	-	-	-	-	(89,814)
Net gain (loss) not recognised in the statement of income	-	-	-	(83,184)	(391,378)	(89,814)	3,386,852	858,004	-	-	3,680,480
Net income	-	-	-	-	-	-	-	-	4,732,328	-	4,732,328
Depreciation of building appraisal (Note 5.1.2.6)	-	-	-	-	-	-	-	-	502,637	-	502,637
Minority interest	-	-	-	-	-	-	-	-	-	58,621	58,621
Ending balance as at September 30, 2002	14,664,957	3,450	49,741,738	10,210,373	5,866,417	1,693,525	11,925,003	(2,506,162)	(39,486,721)	192,763	52,305,343
Beginning balance as at December 31, 2002	14,664,957	3,450	49,741,738	10,209,273	5,655,284	1,584,795	13,896,851	(2,448,629)	(37,805,595)	192,414	55,694,538
Unrealized increment per premises appraisal	-	-	-	(8,383)	(498,789)	-	-	-	-	-	(507,172)
Unrealized gains (losses) on investment	-	-	-	-	-	-	(177,085)	82,180	-	-	(94,905)
Foreign exchange adjustment	-	-	-	-	-	(790,415)	-	-	-	-	(790,415)
Net gain (loss) not recognised in the statement of income	-	-	-	(8,383)	(498,789)	(790,415)	(177,085)	82,180	-	-	(1,392,492)
Net income	-	-	-	-	-	-	-	-	8,191,175	-	8,191,175
Depreciation of building appraisal (Note 5.1.2.6)	-	-	-	-	-	-	-	-	498,789	-	498,789
Realized increment of assets appraisal (Note 5.1.2.7)	-	-	-	-	-	-	-	-	7,029	-	7,029
Minority interest	-	-	-	-	-	-	-	-	-	15,760	15,760
Ending balance as at September 30, 2003	14,664,957	3,450	49,741,738	10,200,890	5,156,495	794,380	13,719,766	(2,366,449)	(29,108,602)	208,174	63,014,799

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

"UNAUDITED"

BAHT : '000

	THE BANK'S FINANCIAL STATEMENTS									
	Issued and Paid-up Share Capital Ordinary Shares	Issued and Paid-up Share Capital Preferred Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Retained Earnings (Deficit)	Total
Beginning balance as at December 31, 2001	14,664,957	3,450	49,741,738	10,293,557	6,257,795	1,783,339	8,538,151	(3,364,166)	(44,721,686)	43,197,135
Unrealized increment per premises appraisal	-	-	-	(83,184)	(391,378)	-	-	-	-	(474,562)
Unrealized gains (losses) on investment	-	-	-	-	-	-	3,386,852	858,004	-	4,244,856
Foreign exchange adjustment	-	-	-	-	-	(89,814)	-	-	-	(89,814)
Net gain (loss) not recognised in the statement of income	-	-	-	(83,184)	(391,378)	(89,814)	3,386,852	858,004	-	3,680,480
Net income	-	-	-	-	-	-	-	-	4,732,328	4,732,328
Depreciation of building appraisal (Note 5.1.2.6)	-	-	-	-	-	-	-	-	502,637	502,637
Ending balance as at September 30, 2002	14,664,957	3,450	49,741,738	10,210,373	5,866,417	1,693,525	11,925,003	(2,506,162)	(39,486,721)	52,112,580
Beginning balance as at December 31, 2002	14,664,957	3,450	49,741,738	10,209,273	5,655,284	1,584,795	13,896,851	(2,448,629)	(37,805,595)	55,502,124
Unrealized increment per premises appraisal	-	-	-	(8,383)	(498,789)	-	-	-	-	(507,172)
Unrealized gains (losses) on investment	-	-	-	-	-	-	(177,085)	82,180	-	(94,905)
Foreign exchange adjustment	-	-	-	-	-	(790,415)	-	-	-	(790,415)
Net gain (loss) not recognised in the statement of income	-	-	-	(8,383)	(498,789)	(790,415)	(177,085)	82,180	-	(1,392,492)
Net income	-	-	-	-	-	-	-	-	8,191,175	8,191,175
Depreciation of building appraisal (Note 5.1.2.6)	-	-	-	-	-	-	-	-	498,789	498,789
Realized increment of assets appraisal (Note 5.1.2.7)	-	-	-	-	-	-	-	-	7,029	7,029
Ending balance as at September 30, 2003	14,664,957	3,450	49,741,738	10,200,890	5,156,495	794,380	13,719,766	(2,366,449)	(29,108,602)	62,806,625

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	8,191,175	4,732,328	8,191,175	4,732,328
Item to reconcile net income to net cash flows from operating activities				
Depreciation and amortization expenses	7,506,251	7,563,608	7,531,012	7,569,380
Bad debt and doubtful accounts (reversal)	1,016,619	(3,180,636)	970,010	(3,177,291)
Loss on debt restructuring	2,451,652	6,778,795	2,451,652	6,778,795
Loss (gain) on foreign exchange	(2,153,532)	1,617,142	(2,151,635)	1,617,933
Gain on disposal of assets	(19,751)	(6,813)	(416)	(6,237)
Unrealized loss on revaluation of trading securities	12,785	105,035	12,785	105,035
Gain on disposal of securities for investment	(4,383,154)	(1,369,695)	(4,379,890)	(1,362,321)
Loss on impairment of investments	805,250	880,555	805,250	880,555
Loss from investment written off	111,808	417,554	111,808	417,554
Loss on loan receivable	3,679	-	3,679	-
Gain on reversal of impairment of investments	-	(24,185)	-	(24,185)
Gain on revaluation of land and premises	-	(11,300)	-	(11,300)
Equity in undistributed net loss (income) of subsidiaries and associated companies	(177,994)	32,291	(174,622)	54,465
Dividend income from subsidiaries and associated companies	4,199	24,497	4,199	24,497
Stock dividend received	-	(9,968)	-	(9,968)
Damage claim expense	199,253	-	199,253	-
Loss on impairment of properties foreclosed	2,023,681	715,302	2,007,406	644,842
Gain on reversal of impairment of properties foreclosed	(10,046)	(20,334)	-	-
Loss on impairment of other assets	46,288	37,777	43,800	33,155
Loss from redemption prior to the maturity of subordinated bonds	-	9,923	-	9,923
Accrued interest receivable and dividend decrease	600,349	1,145,564	534,765	874,930
Accrued receivable-other decrease	66,350	48,046	94,945	48,199
Accrued interest payable decrease	(1,165,469)	(642,980)	(1,136,180)	(662,638)
Accrued other expenses increase	1,474,939	736,773	1,505,234	723,394
Minority interest in profit of subsidiaries	19,794	8,688	-	-
Income from operations before changes in operating assets and liabilities	16,624,126	19,587,967	16,624,230	19,261,045

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating assets (increase) decrease				
Interbank and money market items	39,072,422	57,747,911	39,960,665	57,634,560
Negotiable certificates of deposit	6,099,337	790,634	6,099,337	790,634
Securities purchased under resale agreements	(53,450,000)	5,552,000	(53,600,000)	4,921,000
Current investments-trading securities	(241,485)	2,425,227	(241,189)	2,425,576
Loans	(13,435,872)	(29,233,131)	(12,932,716)	(28,305,477)
Properties foreclosed	1,723,974	1,041,574	1,502,586	866,792
Other assets	(5,878,140)	296,463	(4,310,146)	210,808
Operating liabilities increase (decrease)				
Interbank and money market items	5,855,607	(4,319,196)	9,417,093	(5,188,343)
Negotiable certificates of deposit	(65,003)	(44,646)	2,983	(262)
Deposits	26,903,438	(19,328,376)	26,618,004	(19,569,276)
Liabilities payable on demand	737,362	131,786	619,697	140,363
Other liabilities	1,358,421	(1,400,460)	(81,570)	(1,504,282)
Net cash provided by operating activities	25,304,187	33,247,753	29,678,974	31,683,138
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available for sale securities	(248,902,659)	(155,317,888)	(246,938,236)	(153,134,959)
Proceeds from disposal of available for sale securities	220,877,439	126,948,045	217,829,432	124,732,270
Purchase of held to maturity debt securities	(33,560,779)	(19,065,612)	(22,322,807)	(16,729,972)
Proceeds from redemption of held to maturity debt securities	33,197,663	17,620,455	18,654,220	16,836,540
Purchase of general investments	(101,377)	(481,191)	(101,378)	(481,191)
Proceeds from disposal of general investments	1,595,187	1,247,709	1,595,074	1,247,709
Purchase of investments in subsidiaries and associated companies	-	-	(3,516)	-
Proceeds from disposal of investments in subsidiaries and associated companies	29,114	-	29,114	-
Purchase of premises, equipment and leasehold	(1,799,727)	(1,390,931)	(1,771,664)	(1,365,047)
Proceeds from disposal of premises, equipment and leasehold	101,846	14,783	82,464	9,382
Net cash used in investing activities	(28,563,293)	(30,424,630)	(32,947,297)	(28,885,268)

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash paid for redemption prior to the maturity of subordinated bonds	-	(210,455)	-	(210,455)
Cash paid for subordinated bonds extinguishment	(3,795,000)	(3,795,000)	(3,795,000)	(3,795,000)
Net cash used in financing activities	(3,795,000)	(4,005,455)	(3,795,000)	(4,005,455)
Effect on cash due to changes in the exchange rates	(51,934)	23,452	(42,816)	24,118
Net increase (decrease) in cash	(7,106,040)	(1,158,880)	(7,106,139)	(1,183,467)
Cash as at January 1,	23,899,818	16,141,827	23,783,878	16,017,906
Cash as at September 30,	16,793,778	14,982,947	16,677,739	14,834,439

Notes to the financial statements form an integral part of these interim financial statements

1. ECONOMIC SITUATION AND THE OPERATIONS OF THE BANK AND ITS SUBSIDIARIES

1.1 Economic situation and the operations of the Bank and its subsidiaries

Thailand and many Asia-Pacific countries continued to experience economic difficulties. Such conditions have affected and may continue to adversely affect bank operations in Thailand, including Bangkok Bank Public Company Limited. The presenting consolidated and Bank's financial statements reflect management's assessment of the possible impact of the economic conditions on the financial position of the Bank and subsidiaries. The ultimate effect of such uncertainties on the financial position of the Bank and subsidiaries cannot be presently determined.

1.2 Allowance for doubtful accounts

The Bank of Thailand's (the BOT) requires banks to categorize their loan portfolios and set up the allowance for doubtful accounts on account-by-account basis, or alternatively, on a customer basis which is more stringent. In this respect, the Bank has adopted the more stringent requirement to classify loans on a customer basis as previously performed. The Bank classifies all loan categories belonging to one customer as the lowest quality category of such customer as well as sets up the allowance for doubtful accounts according to six loan portfolio categories at the required rate. The BOT's guidelines require banks to establish new interest accrual and reversal policies and maximum collateral valuation limits for the purpose of calculating the allowance for doubtful accounts. The guidelines require banks to perform the qualitative reviews of their loans and commitments, including off-balance-sheet exposures, on a periodic basis and to implement appropriate risk management systems and controls. However, for the first half of the year 2002, the Bank had performed the qualitative loans reviews in accordance with the BOT's guidelines in effect at the time. For the second half of the year 2002, the BOT had replaced the guidelines on qualitative loans reviews per the BOT's notification dated August 26, 1998 with the new guidelines regarding the amendment of the regulations of qualitative review of loans, commitments and its related reports dated September 20, 2002 and December 20, 2002, which requires banks to perform qualitative reviews of their loans and commitments in accordance with the new guidelines at 25% of outstanding loans and commitments as at the end of the year 2002. As at December 31, 2002, the Bank was fully in compliance with such requirement.

For the past three quarters ended September 30, 2003, the Bank has performed according to the new BOT's guidelines mentioned above requiring banks to perform reviews of all loans which have outstanding balance as at the end of the calendar year. (Except loans that have been brought to and finalized by the court, new loans that were approved within the end of the calendar year and retail loans that were reviewed by statistical methods.) As at September 30, 2003, the Bank was carrying out the qualitative loans reviews as an ongoing new process.

The BOT has also issued the additional amendment of the qualitative loans reviews guidelines per the notification dated March 31, 2003. The main idea of the notification was to elaborate on the qualitative loans reviews by using statistical methods for loans that have

outstanding balance less than Baht 20 million as at the end of the calendar year instead of retail loans. The Bank has already performed the process to improve the qualitative loans reviews criteria in accordance with the above notification.

Furthermore, the BOT has also issued several additional guidelines to clearly clarify the aforementioned guidelines, such as the guideline for the basis for debt restructuring and collateral appraisal of the financial institutions, worthless or irrecoverable assets or assets with doubtful value of recoverability including reports required to submit to the BOT.

1.3 Other regulatory requirements

The Bank is subject to various capital and regulatory requirements administered by the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance-sheet items as calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgement by the BOT about components, risk weightings and other factors. The Bank believes that as at September 30, 2003 and December 31, 2002, the Bank met all capital adequacy requirements. However, these capital and regulatory requirements are subject to change, as considered necessary by the BOT.

2. BASIS FOR PREPARATION OF THE INTERIM FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As at September 30, 2003 and December 31, 2002, the Bank has a total staff of 18,261 and 18,416, respectively.

2.1 The interim consolidated and the Bank's financial statements are presented in accordance with the regulations of the Stock Exchange of Thailand (SET) dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements position and results of operations of listed companies B.E. 2544, and with the BOT's notification regarding the balance sheets and statements of income of commercial banks dated May 10, 2001, and its related letter of July 9, 2001.

Certain financial information which is normally included in financial statements prepared in accordance with generally accepted accounting principles (GAAP), but which is not required for interim reporting purposes, has been omitted. The aforementioned interim financial statements should be read in conjunction with the financial statements and notes thereto included in the audited financial statements for the year ended December 31, 2002.

The results of operations for the quarter and the nine-month period ended September 30, 2003 are not necessarily indicative of the operating results anticipated for the full year.

The preparation of financial statements in conformity with GAAP also requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the

reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The accompanying financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand.

2.2 The interim consolidated financial statements include the accounts of all branches of the Bank and its six subsidiaries and eliminate significant business transactions and outstanding balances between the Bank and its subsidiaries. The six subsidiaries are BBL (Cayman) Limited, Bangkok Bank Berhad, Bualuang Finance Company Limited, Sinnsuptawee Asset Management Company Limited, Bualuang Capital Augmented Preferred Securities (CAPS) Fund, the juristic entity established to raise capital on behalf of the Bank, and BBL Asset Management Company Limited. The consolidated financial statements do not include the financial statements of Noble Place Company Limited and Thai Precision Manufacturing Company Limited in which the Bank holds 60.61% and 59.77%, respectively, stake through debt restructuring as the Bank intends to hold such investments on a temporary basis. Noble Place Company Limited reported total assets in their December 31, 2002 audited financial statements amounting to Baht 710.0 million and Thai Precision Manufacturing Company Limited reported total assets in their December 31, 2001 audited financial statements amounting to Baht 776.2 million.

The interim consolidated financial statements for the quarter and the nine-month period ended September 30, 2003 included BBL Nominees (Tempatan) SDN BHD, the 100.00% owned subsidiary of Bangkok Bank Berhad.

The interim consolidated financial statements for the quarter and the nine-month period ended September 30, 2002 and balance sheet as at December 31, 2002 also included BBL Nominees (Tempatan) SDN BHD and BBL Nominees (Asing) SDN BHD, the 100.00% owned subsidiaries of Bangkok Bank Berhad.

In addition, the interim consolidated financial statements for the quarters and the nine-month periods ended September 30, 2003 and 2002 as well as consolidated balance sheet as at December 31, 2002 also included Bualuang Securities Company Limited, the 65.00% owned subsidiary of Bualuang Finance Company Limited.

All subsidiaries of the Bank were registered in the Kingdom of Thailand except for BBL (Cayman) Limited which was registered in Cayman Islands British West Indies and Bangkok Bank Berhad which was registered in Malaysia.

2.3 The Bank's financial statements include the accounts of all branches of the Bank and account for investment in subsidiaries and associated companies by the equity method. However, the Bank's interest in subsidiaries was taken from the reviewed financial statements of these companies except for BBL Asset Management Company Limited's financial statements; and the Bank's interest in associated companies' equity was taken from the unreviewed financial statements of these companies except for Asia Credit Public Company Limited's financial statements.

3. Allowance for doubtful accounts

As at September 30, 2003, December 31, 2002 and September 30, 2002, the Bank estimated the minimum required allowance for doubtful accounts pursuant to the BOT's guidelines regarding worthless or irrecoverable assets or assets with doubtful value of recoverability dated February 28, 2003 to be Baht 93,141.9 million,* Baht 90,879.5 million** and Baht 96,676.9 million,*** respectively, in the consolidated financial statements and Baht 92,728.7 million,* Baht 90,469.2 million** and Baht 96,171.3 million,*** respectively, in the Bank's financial statements.

As at September 30, 2003, December 31, 2002 and September 30, 2002, the Bank and its subsidiary companies recorded allowance for doubtful accounts in excess of the minimum required reserves calculated pursuant to the BOT's guidelines in the amount of Baht 40,623.4 million, Baht 47,115.4 million and Baht 48,134.2 million, respectively, in the consolidated financial statements and of Baht 40,468.5 million, Baht 46,918.2 million and Baht 47,957.0 million, respectively, in the Bank's financial statements.

Debts that are determined to be irrecoverable are written off in the period in which the decision is taken. Bad debts recovered are recorded as an increase in allowance for doubtful accounts.

In the event of loss on debt restructuring, the Bank will reduce bad debt and doubtful accounts and allowance for doubtful accounts by the lower amount of loss on debt restructuring or allowance for doubtful accounts recorded in the previous period.

4. SIGNIFICANT ACCOUNTING POLICIES

4.1 The Bank applies accounting and calculation method to the interim financial statements consistent with the most recent annual financial statements.

4.2 Earnings per share

The Bank has issued convertible bonds that the bondholders have the right to convert into ordinary shares. However, as at September 30, 2003 and 2002, since the exercise price of the convertible bonds was higher than the average market value of ordinary shares, calculation of the diluted earnings per share is not affected.

4.3 Cash

Cash are cash on hand and cash in transit.

* Excluding allowance for doubtful accounts of interbank and money market items amounting to Baht 180.2 million.

** Excluding allowance for doubtful accounts of interbank and money market items amounting to Baht 162.7 million.

*** Excluding allowance for doubtful accounts of interbank and money market items amounting to Baht 191.7 million.

4.4 Properties foreclosed

Properties foreclosed consist of immovable and movable properties which are stated at the lower of cost or market value at the date of acquisition. In the event where the Bank considers that there is a decline in net realizable value, the impairment is recognized in the statement of income as a non-interest expense.

For the quarter ended September 30, 2002 onwards, net realizable value is estimated based on the appraised value together with other factors which can affect the realizable value such as related selling expenses and future discounts expenses.

Gains or losses on disposal of such properties are recognized as non-interest income or expense on the date of disposal.

5. ADDITIONAL INFORMATION

5.1 Supplementary disclosures of cash flow information.

5.1.1 Cash paid for interest and income tax for the nine-month periods ended September 30, 2003 and 2002, are as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	**2002**	**2003**	**2002**
Interest	19,671.7	23,654.7	19,536.3	23,554.7
Income tax	215.0	235.7	209.7	230.0

5.1.2 Significant non-cash items are as follows :

5.1.2.1 For the nine-month period ended September 30, 2003, the Bank recorded an decrease in unrealized gain on investment, added to equity, in the consolidated and the Bank's financial statements amounting to Baht 177.1 million. The Bank also recorded an decrease in unrealized loss on investment, deducted from equity, in the consolidated and the Bank's financial statements amounting to Baht 82.2 million.

For the nine-month period ended September 30, 2002, the Bank recorded an increase in unrealized gain on investment, added to equity, in the consolidated and the Bank's financial statements amounting to Baht 3,386.9 million.The Bank also recorded an increase in unrealized loss on investment, deducted from equity, in the consolidated and the Bank's financial statements amounting to Baht 858.0 million.

5.1.2.2 For the nine-month period ended September 30, 2003, the Bank has accepted the transfer of equity securities, debt securities and other assets through debt restructuring amounting to baht 507.9 million, Baht 0.1 million and Baht 1,715.2 million, respectively.

For the nine-month period ended September 30, 2002 the Bank has accepted the transfer of equity securities, debt securities and other assets through debt restructuring amounting to Baht 620.1 million, Baht 18.8 million and Baht 3,547.8 million, respectively.

5.1.2.3 For the nine-month periods ended September 30, 2003 and 2002, the Bank has received the non-negotiable promissory notes and the right of the Bank against the promissory notes (the Notes) which were classified as held to maturity debt securities amounting to Baht 81.8 million and Baht 2,288.8 million, respectively, from TAMC. During the nine-month period ended September 30, 2003, TAMC has revised up the balances of the Notes in the net amount of Baht 465.6 million. (see Note 5.3.3)

5.1.2.4 For the nine-month period ended September 30, 2003, the Bank has received payment of interest receivables from investment amounting to Baht 365.4 million in form of the non-negotiable promissory notes from TAMC, which was classified as other assets.

5.1.2.5 For the nine-month periods ended September 30, 2003 and 2002, the Bank recognized interest income on the right of the promissory notes on an accrual basis and concurrently provides reserve for loss sharing from TAMC amount Baht 284.7 million and Baht 329.2 million, respectively.

5.1.2.6 For the nine-month periods ended September 30, 2003 and 2002, the Bank recognized the depreciation of building-appraisal increase as expenses in the consolidated and the Bank's financial statements and transferred the unrealized increment per bank premises appraisal to retained earnings amounting to Baht 498.8 million and Baht 502.6 million, respectively.

5.1.2.7 For the nine-month period ended September 30, 2003, the Bank had transferred inactive assets to properties foreclosed amounting to Baht 125.5 million and transferred unrealized increment per the above assets appraisal to retained earnings amounting to Baht 7.0 million.

5.1.2.8 For the nine-month period ended September 30, 2003, the Bank recorded capital repayment from capital reduction as other assets amounting to Baht 676.5 million.

5.2 Investments

5.2.1 As at September 30, 2003 and December 31, 2002, the Bank classified investments as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
Trading securities	1,389.5	1,164.9	1,389.2	1,164.9
Available for sale securities	256,778.2	230,521.9	252,648.7	224,998.5
Held to maturity debt securities	78,464.6	77,701.1	76,667.8	72,489.4
General investments	9,759.6	11,583.1	9,741.8	11,564.5
Investment in subsidiaries and associated companies (Note 5.2.2)	2,505.0	2,322.4	7,816.6	7,944.3
Total investments, net	348,896.9	323,293.4	348,264.1	318,161.6

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2003			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	1,377.0	12.7	(0.2)	1,389.5
Add (less) Revaluation allowance	12.5			-
Total	1,389.5			1,389.5
Available for sale securities	51,062.2	252.5	(53.2)	51,261.5
Add (less) Revaluation allowance	199.3			-
Total	51,261.5			51,261.5
Held to maturity debt securities	25,178.6	194.3	(5.8)	25,367.1
Less Allowance for impairment	-			-
Total	25,178.6			25,367.1
Total current investments, net	77,829.6			78,018.1
Long-term investments				
Available for sale securities	195,146.4	12,960.4	(2,590.1)	205,516.7
Add (less) Revaluation allowance	11,127.3			-
Less Allowance for impairment	(757.0)			-
Total	205,516.7			205,516.7
Held to maturity debt securities	53,286.0	1,774.5	(0.9)	55,059.6
Less Allowance for impairment	-			-
Total	53,286.0			55,059.6
General investments				
Regular equity securities	5,361.7			7,073.5
Equity securities received through debt restructuring	7,145.2			8,564.9
Total	12,506.9			15,638.4
Add (less) Allowance for transferred of investments	15.1			-
Less Allowance for impairment	(2,762.4)			-
Total	9,759.6			15,638.4
Total long-term investments, net	268,562.3			276,214.7

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	1,141.2	23.7	-	1,164.9
Add (less) Revaluation allowance	23.7			-
Total	1,164.9			1,164.9
Available for sale securities	43,325.8	151.3	(30.7)	43,446.4
Add (less) Revaluation allowance	120.6			-
Total	43,446.4			43,446.4
Held to maturity debt securities	21,283.0	487.6	(3.4)	21,767.2
Less Allowance for impairment	-			-
Total	21,283.0			21,767.2
Total current investments, net	65,894.3			66,378.5
Long-term investments				
Available for sale securities	175,761.3	13,240.4	(1,926.2)	187,075.5
Add (less) Revaluation allowance	11,356.7			-
Less Allowance for impairment	(42.5)			-
Total	187,075.5			187,075.5
Held to maturity debt securities	56,418.1	2,107.4	(11.1)	58,514.4
Less Allowance for impairment	-			-
Total	56,418.1			58,514.4
General investments				
Regular equity securities	5,655.0			5,994.7
Equity securities received through debt restructuring	8,684.6			8,888.7*
Total	14,339.6			14,883.4
Add (less) Allowance for transferred of investments	(30.4)			-
Less Allowance for impairment	(2,726.1)			-
Total	11,583.1			14,883.4
Total long-term investments, net	255,076.7			260,473.3

* After changing the fair value estimation method of equity securities acquired through debt restructuring.

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
SEPTEMBER 30, 2003

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	1,376.7	12.7	(0.2)	1,389.2
Add (less) Revaluation allowance	12.5			-
Total	1,389.2			1,389.2
Available for sale securities	48,217.4	233.1	(0.7)	48,449.8
Add (less) Revaluation allowance	232.4			-
Total	48,449.8			48,449.8
Held to maturity debt securities	23,848.3	194.3	(5.4)	24,037.2
Less Allowance for impairment	-			-
Total	23,848.3			24,037.2
Total current investments, net	73,687.3			73,876.2
Long-term investments				
Available for sale securities	193,913.8	12,875.2	(2,590.1)	204,198.9
Add (less) Revaluation allowance	11,042.1			-
Less Allowance for impairment	(757.0)			-
Total	204,198.9			204,198.9
Held to maturity debt securities	52,819.5	1,765.5	(0.9)	54,584.1
Less Allowance for impairment	-			-
Total	52,819.5			54,584.1
General investments				
Regular equity securities	5,336.6			7,020.1
Equity securities received through debt restructuring	7,145.2			8,564.9
Total	12,481.8			15,585.0
Add (less) Allowance for transferred of investments	15.1			-
Less Allowance for impairment	(2,755.1)			-
Total	9,741.8			15,585.0
Total long-term investments, net	266,760.2			274,368.0

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2002			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	1,141.2	23.7	-	1,164.9
Add (less) Revaluation allowance	23.7			-
Total	1,164.9			1,164.9
Available for sale securities	41,024.8	116.7	(6.9)	41,134.6
Add (less) Revaluation allowance	109.8			-
Total	41,134.6			41,134.6
Held to maturity debt securities	17,526.6	487.5	(2.0)	18,012.1
Less Allowance for impairment	-			-
Total	17,526.6			18,012.1
Total current investments, net	59,826.1			60,311.6
Long-term investments				
Available for sale securities	172,729.6	13,060.5	(1,926.2)	183,863.9
Add (less) Revaluation allowance	11,176.8			-
Less Allowance for impairment	(42.5)			-
Total	183,863.9			183,863.9
Held to maturity debt securities	54,962.8	2,107.2	(9.9)	57,060.1
Less Allowance for impairment	-			-
Total	54,962.8			57,060.1
General investments				
Regular equity securities	5,628.6			5,941.8
Equity securities received through debt restructuring	8,684.6			8,888.7*
Total	14,313.2			14,830.5
Add (less) Allowance for transferred of investments	(30.4)			-
Less Allowance for impairment	(2,718.3)			-
Total	11,564.5			14,830.5
Total long-term investments, net	250,391.2			255,754.5

* After changing the fair value estimation method of equity securities acquired through debt restructuring.

Investments classified in accordance with the notification of the BOT as at September 30, 2003 and December 31, 2002 are presented in Note 5.3.4.

As at September 30, 2003, the Bank accounts for investment in the companies, in which the Bank has equal to or more than 20% holding, that were acquired through debt restructuring by the cost method because the Bank intends to hold these investments on a temporary basis. Such companies are Noble Place Co., Ltd., Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., Thai Petrochemical Industry Public Co., Ltd., CBNP (Thailand) Co., Ltd., Bangkok Synthetics Co., Ltd., UMC Metals Co., Ltd., UB-Haworth (Thailand) Co., Ltd., Sri U-Thong Co., Ltd., Tre-atthaboon Industry Co., Ltd. and Quality Inn Co., Ltd.

As at December 31, 2002, the Bank accounts for investment in the companies, in which the Bank has equal to or more than 20% holding, that were acquired through debt restructuring by the cost method because the Bank intends to hold these investments on a temporary basis. Such companies are Noble Place Co., Ltd., City Realty Co., Ltd., Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., Thai Petrochemical Industry Public Co., Ltd., EMC Public Co., Ltd., CBNP (Thailand) Co., Ltd., Bangkok Synthetics Co., Ltd., UMC Metals Co., Ltd., UB-Haword (Thailand) Co., Ltd., Krisdamahanakorn Public Co., Ltd., Sri U-Thong Co., Ltd., Tre-atthaboon Industry Co., Ltd. and Quality Inn Co., Ltd.

For the quarter and the nine-month period ended September 30, 2003, the Bank had set allowance for impairment of investment amounting to Baht 499.4 million and Baht 805.3 million, respectively.

For the quarter and the nine-month period ended September 30, 2002, the Bank had set allowance for impairment of investment amounting to Baht 791.0 million and Baht 880.6 million, respectively.

As at September 30, 2003 and December 31, 2002, investment in debt securities classified as held to maturity securities which were government and state enterprise securities included the non-negotiable promissory notes and the right of the Bank against the promissory notes from TAMC amounting to Baht 25,377.1 million and Baht 24,829.7 million, respectively.

As at September 30, 2002 the Bank wrote off goodwill in investment in subsidiaries and associated companies amounting to Baht 1,909.3 million in the consolidated and the Bank's financial statements. However, since the Bank had previously set aside allowance for impairment amounting to Baht 1,491.8 million, the Bank thus recognized loss on goodwill written off amounting to Baht 417.6 million in the statement of income for the quarter ended September 30, 2002.

5.2.2 As at September 30, 2003 and December 31, 2002, the Bank had investments in subsidiaries and associated companies, net as follows :

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	-*	37.3	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	139.9	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	-	24.90%	0.0	0.0	-
MC Private Equity Management PTE Ltd.	Finance	Ordinary share	2.5	30.00%	0.8	1.8	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8*	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	0.0*	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1*	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0**	2,326.1**	-
Total					2,519.7	2,505.1	
Less Allowance for impairment					-	-	
Investments in associated companies, net					2,519.7	2,505.1	

* net of investment diminution

** net of goodwill amortization

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
PT BBL Danatama Finance TBK	Finance	Ordinary share	256.5	22.50%	75.1*	-	-
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	-*	31.5	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	126.9	3.0
WTA (Thailand) Co., Ltd.	Service	Ordinary share	-	24.90%	0.0	0.0	-
MC Private Equity Management PTE Ltd.	Finance	Ordinary share	2.5	30.00%	0.8	8.3	18.0
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8*	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	0.0*	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1*	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0**	2,155.7**	-
Total					2,594.8	2,322.4	
Less Allowance for impairment					-	-	
Investments in associated companies, net					2,594.8	2,322.4	

* net of investment diminution

** net of goodwill amortization

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
SEPTEMBER 30, 2003

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Subsidiaries							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	797.7	-
Bangkok Bank Berhad	Banking	Ordinary share	1,012.2	100.00%	1,012.2	1,359.3	-
Sinnsuptawee Assets Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	2,326.4	-
Bualuang Finance Co., Ltd.	Finance	Ordinary share and Preferred share	700.0	96.83%	677.8	766.4	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	50.00%	53.0	57.2	-
Bualuang Securities Co., Ltd.*	Finance	Ordinary share	250.0	1.24%	3.5	4.5	-
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	-**	37.3	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	139.9	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
MC Private Equity Management PTE Ltd.	Finance	Ordinary share	2.5	30.00%	0.8	1.8	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8**	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	0.0**	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1**	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0***	2,326.1***	-
Total					6,768.2	7,816.6	
Less Allowance for impairment					-	-	
Investments in subsidiaries and associated companies, net					6,768.2	7,816.6	

* Because a subsidiary of the Bank through indirect shareholding in Bualuang Finance Co., Ltd.

** net of investment diminution

*** net of goodwill amortization

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS

DECEMBER 31, 2002

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Subsidiaries							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	1,179.8	-
Bangkok Bank Berhad	Banking	Ordinary share	1,012.2	100.00%	1,012.2	1,355.9	-
Sinsubtawee Assets Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	2,324.6	-
Bualuang Finance Co., Ltd.	Finance	Ordinary share and Preferred share	700.0	96.83%	677.8	707.7	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	50.00%	53.0	53.9	-
Associated companies							
PT BBL Danatama Finance TBK	Finance	Ordinary share	256.5	22.50%	75.1*	-	-
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	-*	31.5	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	126.9	3.0
WTA (Thailand) Co., Ltd.	Service	Ordinary share	-	24.90%	0.0	0.0	-
MC Private Equity Management PTE Ltd.	Finance	Ordinary share	2.5	30.00%	0.8	8.3	18.0
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8*	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	0.0*	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1*	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0**	2,155.7**	-
Total					6,839.8	7,944.3	
Less Allowance for impairment					-	-	
Investments in subsidiaries and associated companies, net					6,839.8	7,944.3	

* net of investment diminution

** net of goodwill amortization

Investments which represent more than 10% of the paid-up capital and not investments in subsidiaries and associated companies are classified according to industry group, consisted of the following as at September 30, 2003 and December 31, 2002, :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
Agriculture and mining	-	-	-	-
Manufacturing and commercial	4,951.9	4,579.6	4,951.9	4,579.6
Real estate and construction	454.3	454.3	454.3	454.3
Utilities and services	1,060.4	2,940.9	1,060.4	2,940.9
Others	244.4	218.4	244.4	218.4
Total	6,711.0	8,193.2	6,711.0	8,193.2

For the nine-month period ended September 30, 2002, the Bank reversed impairment of certain investments of overseas branches since there were indications that the impairment losses recognized for investments in the prior years has decreased or no longer exist.

As at September 30, 2003, the Bank had investments in 26 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 260.5 million. These companies had net book value totaling Baht 0.7 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 259.8 million.

As at December 31, 2002, the Bank had investments in 32 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 749.5 million. These companies had net book value totaling Baht 182.7 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 566.8 million.

As at September 30, 2003, the Bank had investments in 17 listed companies that are under SET delisting criteria amounting to Baht 4,716.8 million with the fair value of Baht 4,984.2 million. However, the fair value of some investment is lower than book value. Therefore, the Bank had set aside allowance for impairment of these investments amounting to Baht 78.5 million.

As at December 31, 2002, the Bank had investments in 16 listed companies that are under SET delisting criteria amounting to Baht 4,145.8 million with the fair value of Baht 4,144.6 million. However, the fair value of some investment is lower than book value. Therefore, the Bank had set aside allowance for impairment of these investments amounting to Baht 29.5 million.

5.3 Loans and accrued interest receivable

As at September 30, 2003 and December 31, 2002, the Bank had impaired loans amounting to Baht 242,173.1 million and Baht 215,985.9 million, respectively.

5.3.1 As at September 30, 2003 and December 31, 2002, classified loans and allowance for doubtful accounts in accordance with the notification of the BOT are as follows :

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	566,721.6	265,606.8	1	2,656.1
Special mentioned	32,209.9	7,559.5	2	151.2
Substandard	48,005.3	29,398.4	20	5,879.7
Doubtful	36,801.1	22,495.0	50	11,247.5
Doubtful of loss	158,050.0	73,207.5	100	73,207.5
Total	841,787.9	398,267.2		93,142.0
Less Unearned discounts	(224.6)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				40,623.4
Total	841,563.3			133,765.4*

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	594,755.7	296,158.0	1	2,961.6
Special mentioned	28,244.9	5,875.8	2	117.5
Substandard	22,647.7	3,883.4	20	776.7
Doubtful	22,226.8	7,969.4	50	3,984.7
Doubtful of loss	171,719.0	83,039.0	100	83,039.0
Total	839,594.1	396,925.6		90,879.5
Less Unearned discounts	(266.9)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				47,115.4
Total	839,327.2			137,994.9**

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 131.1 million.

** Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 142.4 million.

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
SEPTEMBER 30, 2003

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	560,324.7	262,270.4	1	2,622.7
Special mentioned	31,673.7	7,369.2	2	147.4
Substandard	47,982.6	29,394.9	20	5,879.0
Doubtful	36,544.2	22,289.2	50	11,144.6
Doubtful of loss	157,602.4	72,935.0	100	72,935.0
Total	834,127.6	394,258.7		92,728.7
Less Unearned discounts	(211.7)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				40,468.5
Total	833,915.9			133,197.2 *

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2002

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	588,589.3	291,975.0	1	2,919.8
Special mentioned	27,811.6	5,660.8	2	113.2
Substandard	22,610.3	3,869.7	20	774.0
Doubtful	22,188.5	7,952.5	50	3,976.2
Doubtful of loss	171,128.8	82,686.0	100	82,686.0
Total	832,328.5	392,144.0		90,469.2
Less Unearned discounts	(247.0)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				46,918.2
Total	832,081.5			137,387.4 **

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 131.1 million.

** Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 142.4 million.

5.3.2 As at September 30, 2003 and December 31, 2002, the Bank and subsidiaries have loans and accrued interest receivables to companies with certain financial positions and results of operation problems as defined in the SET's guidelines, regarding quality of assets and related party transactions, dated July 17, 1998, for which the Bank has provided an allowance for the related doubtful accounts in the caption of loan and accrued interest receivables, as follows :

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required By the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	8	817.1	-	817.1	817.1
Financial institutions taken control and ordered to decrease and increase capital by the BOT	1	0.0	-	0.0	0.0
Listed companies identified for delisting	24	23,711.5	4,077.4	4,357.9	4,357.9
Total	33	24,528.6	4,077.4	5,175.0	5,175.0

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required By the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	8	817.2	-	817.2	817.2
Financial institutions taken control and ordered to decrease and increase capital by the BOT	-	-	-	-	-
Listed companies identified for delisting	27	24,276.7	3,257.5	703.9	703.9
Total	35	25,093.9	3,257.5	1,521.1	1,521.1

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
SEPTEMBER 30, 2003

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required By the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	8	817.1	-	817.1	817.1
Financial institutions taken control and ordered to decrease and increase capital by the BOT	1	0.0	-	0.0	0.0
Listed companies identified for delisting	24	23,711.5	4,077.4	4,357.9	4,357.9
Total	33	24,528.6	4,077.4	5,175.0	5,175.0

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2002				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required By the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	8	817.2	-	817.2	817.2
Financial institutions taken control and ordered to decrease and Increase capital by the BOT	-	-	-	-	-
Listed companies identified for delisting	27	24,276.7	3,257.5	703.9	703.9
Total	35	25,093.9	3,257.5	1,521.1	1,521.1

5.3.3 Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank has entered into the Asset Transfer Agreement (the Agreement) with TAMC in order to transfer the impaired assets of the Bank including all rights over the assets securing such assets as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory notes which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory notes may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average rate of deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory notes which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50 % each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case whereby

losses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second losses portion will be borne by TAMC.

The Bank has transferred impaired assets at the net amount of loan after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand from the date that the Bank has entered into the Agreement until as at September 30, 2003 amounting to Baht 25,377.1 million, and for the nine-month period ended September 30, 2003, the Bank has transferred impaired assets amounting to Baht 81.8 million to TAMC. In addition, TAMC has revised up the balances of assets transferred prior to 2003 in the net amount of Baht 465.6 million. Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

The Bank has transferred impaired assets at the net amount of loan after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand from the date that the Bank has entered into the Agreement until September 30, 2002 and for the nine-month period ended September 30, 2002, amounting to Baht 24,745.9 million and Baht 2,288.8 million to TAMC, respectively.

The Bank has transferred impaired assets at the net amount of loan after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand from the date that the Bank has entered into the Agreement until as at December 31, 2002 and for the year ended December 31, 2002, amounting to Baht 24,829.7 million and Baht 2,372.6 million to TAMC, respectively.

As at September 30, 2003 and December 31, 2002, the Bank received promissory notes from TAMC relating to certain portions of transferred impaired assets amounting to Baht 23,519.7 million and Baht 18,880.6 million, respectively.

5.3.4 As at September 30, 2003 and December 31, 2002, assets classified in accordance with the notification of the BOT are as follows :

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Others Assets	Total
Normal	566,721.6	-	-	1,131.0	567,852.6
Special mentioned	32,209.9	-	-	287.1	32,497.0
Substandard	48,005.3	-	-	95.1	48,100.4
Doubtful	36,801.1	-	-	40.9	36,842.0
Doubtful of loss	158,050.0	4,274.1	1,709.3	2,103.5	166,136.9
Loss	-	-	-	-	-
Total	841,787.9	4,274.1	1,709.3	3,657.6	851,428.9
Less Unearned discounts	(224.6)				
Total	841,563.3				

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Others Assets	Total
Normal	594,755.7	-	-	160.5	594,916.2
Special mentioned	28,244.9	-	-	19.8	28,264.7
Substandard	22,647.7	-	-	26.4	22,674.1
Doubtful	22,226.8	-	-	51.7	22,278.5
Doubtful of loss	171,719.0	4,634.0	1,656.2	2,175.1	180,184.3
Loss	-	-	-	-	-
Total	839,594.1	4,634.0	1,656.2	2,433.5	848,317.8
Less Unearned discounts	(266.9)				
Total	839,327.2				

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
SEPTEMBER 30, 2003

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Others Assets	Total
Normal	560,324.7	-	-	1,130.9	561,455.6
Special mentioned	31,673.7	-	-	286.7	31,960.4
Substandard	47,982.6	-	-	95.1	48,077.7
Doubtful	36,544.2	-	-	40.8	36,585.0
Doubtful of loss	157,602.4	4,267.1	1,532.0	2,100.2	165,501.7
Loss	-	-	-	-	-
Total	834,127.6	4,267.1	1,532.0	3,653.7	843,580.4
Less Unearned discounts	(211.7)				
Total	833,915.9				

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2002

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Others Assets	Total
Normal	588,589.3	-	-	160.4	588,749.7
Special mentioned	27,811.6	-	-	19.2	27,830.8
Substandard	22,610.3	-	-	26.3	22,636.6
Doubtful	22,188.5	-	-	51.7	22,240.2
Doubtful of loss	171,128.8	4,627.4	1,491.6	2,170.7	179,418.5
Loss	-	-	-	-	-
Total	832,328.5	4,627.4	1,491.6	2,428.3	840,875.8
Less Unearned discounts	(247.0)				
Total	832,081.5				

5.3.5 Troubled debt restructurings

Details of the restructured debts of the Bank for the quarters and the nine-month periods ended September 30, 2003 and 2002, classified into the restructuring methods are as follows :

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2003

Restructuring Method	Cases	Outstanding Debt before Restructuring	Type of Transferred Assets	Fair Value
Asset transfer	91	587.1	Land, building, machinery, condominium, share capital	608.5
Debt-equity conversion	4	63.2	Share capital	67.0
Debt restructuring in various forms	4,446	15,008.4		
Total	4,541	15,658.7		

The weighted average tenure of the abovementioned restructuring is 2.2 years; and the total debt outstanding after debt restructuring is Baht 15,532.8 million.

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2002

Restructuring Method	Cases	Outstanding Debt before Restructuring	Type of Transferred Assets	Fair Value
Asset transfer	40	1,815.7	Land, building, share capital	1,546.8
Debt-equity conversion	7	645.8	Share capital	645.8
Debt restructuring in various forms	3,749	20,689.2		
Total	3,796	23,150.7		

The weighted average tenure of the abovementioned restructuring is 1.2 years; and the total debt outstanding after debt restructuring is Baht 22,766.5 million.

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003			
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	227	2,525.8	Land, building, machinery, condominium, share capital	2,300.7
Debt-equity conversion	8	439.4	Share capital	490.9
Debt restructuring in various forms	13,051	43,026.5		
Total	13,286	45,991.9		

The weighted average tenure of the abovementioned restructuring is 2.0 years; and the total debt outstanding after debt restructuring is Baht 45,716.4 million.

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002			
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	115	2,964.3	Land, building, machinery, share capital, leasehold	2,529.4
Debt-equity conversion	17	1,107.0	Share capital	1,099.6
Debt restructuring in various forms	11,951	39,860.8		
Total	12,083	43,932.1		

The weighted average tenure of the abovementioned restructuring is 2.0 years; and the total debt outstanding after debt restructuring is Baht 43,541.0 million.

For the quarter and the nine-month period ended September 30, 2003, the Bank recognized interest income from restructured debts amounting to Baht 2,184.0 million and Baht 7,417.9 million, respectively.

For the quarter and the nine-month period ended September 30, 2002, the Bank recognized interest income from restructured debts amounting to Baht 3,754.8 million and Baht 10,093.6 million, respectively.

As at September 30, 2003 and December 31, 2002, the Bank had balance of loan to restructured debtors amounting to Baht 254,781.1 million and Baht 261,869.9 million, respectively.

The Bank did not present the aforementioned information in the consolidated financial statements for the quarters and the nine-month-periods ended September 30, 2003 and 2002 as the amount of the restructured loans of subsidiary company is not material.

5.4 Borrowings

5.4.1 Classified by types of securities and sources of fund as at September 30, 2003 and December 31, 2002, as follows :

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS	September 30, 2003			December 31, 2002		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	38,295.0	29,769.3	68,064.3	42,090.0	32,171.4	74,261.4
Less Master investment agreement	(34,500.0)	-	(34,500.0)	(34,500.0)	-	(34,500.0)
Subordinated convertible bonds	21,620.0	9,768.0	31,388.0	21,620.0	9,768.0	31,388.0
Less Discount on borrowings	(12,650.0)	(9,315.4)	(21,965.4)	(16,445.0)	(10,419.4)	(26,864.4)
Total	12,765.0	30,221.9	42,986.9	12,765.0	31,520.0	44,285.0

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS	September 30, 2003			December 31, 2002		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	38,295.0	29,769.3	68,064.3	42,090.0	32,171.4	74,261.4
Less Master investment agreement	(34,500.0)	-	(34,500.0)	(34,500.0)	-	(34,500.0)
Subordinated convertible bonds	21,620.0	9,768.0	31,388.0	21,620.0	9,768.0	31,388.0
Less Discount on borrowings	(12,650.0)	(9,315.4)	(21,965.4)	(16,445.0)	(10,419.4)	(26,864.4)
Total	12,765.0	30,221.9	42,986.9	12,765.0	31,520.0	44,285.0

5.4.2. Classified by types of securities, currency, maturity and interest rate as at September 30, 2003 and December 31, 2002, as follows :

(Million Baht)

				CONSOLIDATED FINANCIAL STATEMENTS	
Types	Currency	Maturity	Interest Rate	Amount	
				September 30, 2003	December 31, 2002
Short-term borrowings					
Unsecured subordinated notes	THB	2003 - 2004	None	3,795.0	5,060.0
Subordinated convertible bonds	THB	2004	4.589%	9,768.0	-
	THB	2004	None	1,265.0	-
Less Discount on borrowings	—			(1,173.0)	(703.7)
Total short-term borrowings				13,655.0	4,356.3
Long-term borrowings					
Unsecured subordinated notes	USD	2005 - 2029	7.25% - 9.025%	29,769.3	32,171.4
	THB	2004	None	-	2,530.0
	THB	Perpetual	15.00%*	34,500.0	34,500.0
Less Master investment agreement				(34,500.0)	(34,500.0)
Subordinated convertible bonds	THB	2004	4.589%	-	9,768.0
	THB	2004 - 2006	None	20,355.0	21,620.0
Less Discount on borrowings				(20,792.4)	(26,160.7)
Total long-term borrowings				29,331.9	39,928.7
Total				42,986.9	44,285.0

* Interest will be paid only when the Bank has paid dividend on preferred shares.

(Million Baht)

Types	Currency	Maturity	Interest Rate	THE BANK'S FINANCIAL STATEMENTS Amount September 30, 2003	December 31, 2002
Short-term borrowings					
Unsecured subordinated notes	THB	2003 - 2004	None	3,795.0	5,060.0
Subordinated convertible bonds	THB	2004	4.589%	9,768.0	-
	THB	2004	None	1,265.0	-
Less Discount on borrowings				(1,173.0)	(703.7)
Total short-term borrowings				13,655.0	4,356.3
Long-term borrowings					
Unsecured subordinated notes	USD	2005 - 2029	7.25% - 9.025%	29,769.3	32,171.4
	THB	2004	None	-	2,530.0
	THB	Perpetual	15.00% *	34,500.0	34,500.0
Less Master investment agreement				(34,500.0)	(34,500.0)
Subordinated convertible bonds	THB	2004	4.589%	-	9,768.0
	THB	2004 - 2006	None	20,355.0	21,620.0
Less Discount on borrowings				(20,792.4)	(26,160.7)
Total long-term borrowings				29,331.9	39,928.7
Total				42,986.9	44,285.0

5.5 Capital Augmented Preferred Securities

In April 1999, the Bank issued Capital Augmented Preferred Securities (CAPS), which consisted of two group of securities ;

- The First Group of securities consisted of class A preferred shares and subordinated bonds cum preferred shares with a total value of Baht 34,500 million.
- The Second Group of securities consisted of subordinated bonds and subordinated convertible bonds with a total value of Baht 11,500 million.

According to the interpretation of accounting standard No.3 of The Institute of Certified Accountants and Auditors of Thailand concerning the issue of compound financial instruments by financial institutions, in summary, the First Group of Securities should be separated into three parts : 1) liability 2) premium on preferred shares and 3) preferred shares. However, since the amount categorized as premium on preferred share (Baht 15.2 million) is not material, it was included as liability. As at September 30, 2003 and December 31, 2002 the presentation of the First Group of Securities were as follows :

Subordinated bonds cum preferred shares	Baht	34,496,550,000
Preferred shares	Baht	3,450,000

* Interest will be paid only when the Bank has paid dividend on preferred shares.

Had the Bank accounted for the First Group of Securities in accordance with the shareholder's resolution, which was approved by the BOT and registered with the Department of Commercial Registration on April 16, 1999, the presentation in the balance sheet as at September 30, 2003 and December 31, 2002 would be as follows :

Preferred shares	Baht	3,450,000
Premium on preferred shares	Baht	34,496,550,000

5.6 Commitments

As at September 30, 2003 and December 31, 2002, the Bank had commitments as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS					
	September 30, 2003			December 31, 2002		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	1,960.9	1,414.8	3,375.7	1,738.6	1,258.7	2,997.3
Guarantees of loans	2,952.4	16,117.3	19,069.7	440.1	17,526.9	17,967.0
Other guarantees	44,491.3	10,354.5	54,845.8	44,918.6	13,700.8	58,619.4
Customers' liabilities under unmatured bills issued under letters of credit	430.2	7,948.0	8,378.2	581.6	8,339.2	8,920.8
Letters of credit	975.9	23,969.5	24,945.4	709.6	25,434.3	26,143.9
Forward foreign exchange contracts						
Bought	14,449.6	111,450.1	125,899.7	15,303.9	80,021.4	95,325.3
Sold	5,442.2	213,219.5	218,661.7	6,368.8	197,978.8	204,347.6
Currency swaps	1,197.1	1,584.8	2,781.9	7,622.1	13,766.6	21,388.7
Interest rate swaps	-	16,015.0	16,015.0	-	23,531.8	23,531.8
Amount of unused bank overdraft	115,146.9	3,888.0	119,034.9	110,681.1	4,654.6	115,335.7
Others	1,164.9	12,359.0	13,523.9	1,526.9	2,097.2	3,624.1
Total	188,211.4	418,320.5	606,531.9	189,891.3	388,310.3	578,201.6

(Million Baht)

	THE BANK'S FINANCIAL STATEMENTS					
	September 30, 2003			December 31, 2002		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	1,926.3	1,414.8	3,341.1	1,665.1	1,258.7	2,923.8
Guarantees of loans	2,952.4	16,117.3	19,069.7	440.1	17,526.9	17,967.0
Other guarantees	44,448.4	9,813.5	54,261.9	44,910.5	13,162.0	58,072.5
Customers' liabilities under unmatured bills issued under letters of credit	430.2	7,792.7	8,222.9	581.6	8,243.2	8,824.8
Letters of credit	975.9	23,721.6	24,697.5	709.6	25,223.4	25,933.0
Forward foreign exchange contracts						
Bought	14,449.6	118,529.5	132,979.1	15,303.9	86,253.9	101,557.8
Sold	12,872.3	213,236.8	226,109.1	12,564.4	197,990.2	210,554.6
Currency swaps	2,394.2	2,689.2	5,083.4	9,873.5	15,959.1	25,832.6
Interest rate swaps	-	16,015.0	16,015.0	-	24,413.4	24,413.4
Amount of unused bank overdraft	115,146.9	3,091.9	118,238.8	110,681.1	3,905.0	114,586.1
Others	1,164.9	11,959.2	13,124.1	1,526.9	1,664.8	3,191.7
Total	196,761.1	424,381.5	621,142.6	198,256.7	395,600.6	593,857.3

5.7 Litigation

As at September 30, 2003 and December 31, 2002, there has been a number of civil proceedings brought against the Bank in the ordinary course of business. The Bank believes that such proceedings when resolved will not materially affect the Bank's financial position and result of operation.

5.8 Related party transactions

As at September 30, 2003 and December 31, 2002, related parties of the Bank consisted of the Bank's executives, at the departmental manager level and higher including close family members of executive vice president level and higher; those entities in which the Bank, or the Bank's directors, or executives at the departmental manager level and higher, or close family members of executive vice president level and higher together had 10% or more combined beneficial ownership; and those entities of which the Bank's directors, or executives at executive vice president level and higher, or close family members of these individuals, held directorship position; and those related companies as indicated in the BOT's report.

As at September 30, 2003 and December 31, 2002, the Bank had significant loans and commitments to related parties, as follows :

(Million Baht)

	SEPTEMBER 30, 2003		
	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	75,202.2	75,202.2	April 11, 1997 - December 30, 2020
Average month end balance	74,876.7	74,876.7	
Commitments			
Ending balance	4,053.6	4,053.6	September 1, 2003 - May 12, 2018
Average month end balance	6,402.6	6,402.6	
Other related parties			
Loans			
Ending balance	10,530.5	10,530.5	November 4, 1993 - May 28, 2018
Average month end balance	9,275.3	9,275.3	
Commitments			
Ending balance	2,153.9	2,156.5	August 30,2003 - October 8, 2020
Average month end balance	2,007.2	2,020.5	

(Million Baht)

	DECEMBER 31, 2002		
	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	76,612.8	76,612.8	April 11, 1997 - December 31, 2016
Average month end balance	72,666.9	72,666.9	
Commitments			
Ending balance	7,458.2	7,458.2	December 15, 2002 - May 12, 2018
Average month end balance	7,151.3	7,151.3	
Other related parties			
Loans			
Ending balance	9,325.6	9,325.6	May 23, 1999 - May 28, 2018
Average month end balance	8,187.0	8,187.0	
Commitments			
Ending balance	1,843.3	1,843.3	December 31, 2002 - October 8, 2020
Average month end balance	1,587.7	1,591.1	

For the nine-month period ended September 30, 2003, the Bank charged interests between 1.0% to 14.0% on loans to these related parties, which are classified into interest rate charged on restructured loans between 1.0% to 10.0%, on money market loans were between 1.25% to 2.375%, on default loans at 14.0%, and on other loans between 1.25% to 9.75%. Determination of interest rates was dependent on the type of loans and collateral.

For the year ended December 31, 2002, the Bank charged interests between 1.0% to 14.0% on loans to these related parties, which are classified into interest rate charged on restructured loans between 1.0% to 10.5%, on money market loans between 2.062% to 2.937%, on default loans were at 14.0%, and on other loans between 3.0% to 10.5%. Determination of interest rates was dependent on the type of loans and collateral.

As at September 30, 2003 and December 31, 2002, the Bank had allowance for doubtful accounts of loans to related parties amounting to Baht 5,943.3 million and Baht 2,025.4 million, respectively.

The Bank follows the BOT guidelines in estimating the minimum allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and Bank's financial statements, investments between the Bank and the subsidiaries and associated companies as at September 30, 2003 and December 31, 2002 are shown in Note 5.2.2.

In the consolidated financial statements, loans to and commitments between the Bank and associated companies, and in the Bank's financial statements, loans to and commitments between the Bank and subsidiaries and associated companies, consisted of the following as at September 30, 2003 and December 31, 2002, :

LOANS

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		**THE BANK'S FINANCIAL STATEMENTS**	
	September 30, 2003	**December 31, 2002**	**September 30, 2003**	**December 31, 2002**
Associated companies				
BSL Leasing Co., Ltd.	701.0	565.0	701.0	565.0
PT BBL Danatama Finance TBK*	-	132.2	-	132.2
Thai Filament Finishing Co., Ltd.	161.9	183.9	161.9	183.9
Thai Polymer Textile Co., Ltd.	1,560.8	1,496.8	1,560.8	1,496.8
Thai Taffeta Textile Co., Ltd.	121.2	137.6	121.2	137.6

* As at September 30, 2003, became non-related company

COMMITMENTS

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
Subsidiary companies				
Bangkok Bank Berhad	-	-	2.7	-
BBL Asset Management Co., Ltd.	-	-	0.0	0.0
Associated companies				
Asia Credit Public Co., Ltd.	1.3	1.4	1.3	1.4
BSL Leasing Co., Ltd.	88.0	80.4	88.0	80.4
Thai Filament Finishing Co., Ltd.	12.0	12.0	12.0	12.0
Thai Polymer Textile Co., Ltd.	15.9	77.3	15.9	77.3
Thai Taffeta Textile Co., Ltd.	6.4	6.4	6.4	6.4

In the consolidated and the Bank's financial statements, loans to and commitments between the Bank and related companies, in which the Bank has between 10% to 20% shareholding through normal investment consisted mainly of the following as at September 30, 2003 and December 31, 2002 :

LOANS

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
Bangkok Central Leasing Co., Ltd.	361.0	278.0	361.0	278.0
Bangkok Polyethylene Co., Ltd.	1,615.6	1,696.1	1,615.6	1,696.1
Bangkok UFJ Co., Ltd.	102.0	1,341.0	102.0	1,341.0
Toyota Leasing (Thailand) Co., Ltd.	500.0	200.0	500.0	200.0

COMMITMENTS

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
Asia Lamp Industry Co., Ltd.	2.9	4.2	2.9	4.2
Bangkok Central Leasing Co., Ltd.	213.6	53.1	213.6	53.1
Bangkok Polyethylene Co., Ltd.	268.8	266.2	268.8	266.2
Thana Thep Printing Co., Ltd.	0.3	0.8	0.3	0.8
Toyota Leasing (Thailand) Co., Ltd.	0.4	0.4	0.4	0.4

As at September 30, 2003 and December 31, 2002, the Bank had placement with BBL (Cayman) Limited, the Bank's subsidiary, amounting to Baht 9,768.0 million.

As at September 30, 2003, the Bank had borrowings from BBL (Cayman) Limited, the Bank's subsidiary, amounting to Baht 6,275.3 million.

As at September 30, 2003 and December 31, 2002, the Bank had deposits from related parties as follows :

(Million Baht)

	September 30, 2003	December 31, 2002
Subsidiaries		
BBL (Cayman) Limited	0.0	2,753.9
Bangkok Bank Berhad	13.1	25.4
Sinnsuptawee Assets Management Co., Ltd.	188.2	26.6
Bualuang Finance Co., Ltd.	62.5	38.9
BBL Asset Management Co., Ltd.	6.5	2.0
Associated companies		
BSL Leasing Co., Ltd.	18.9	0.0
PT BBL Danatama Finance TBK*	-	51.7
WTA (Thailand) Co., Ltd.	0.0	0.0
Processing Center Co., Ltd.	172.3	178.3
Asia Credit Public Co., Ltd.	11.2	15.1
Thai Filament Finishing Co., Ltd.	-	0.4
Thai Polymer Textile Co., Ltd.	-	0.3
Thai Taffeta Textile Co., Ltd.	67.1	15.4
Other related parties	11,326.0	10,114.4

* As at September 30, 2003, became non-related company

As at September 30, 2003 and December 31, 2002, the Bank had placement with, loans to, commitments to, deposits from and borrowings from related parties, changing are as follows :

	September 30, 2003	December 31, 2002	(Million Baht) Change
PLACEMENT			
Subsidiaries	9,768.0	9,768.0	0.0
LOANS			
Associated companies	2,544.9	2,515.5	29.4
Related restructured debtors*	73,358.3	74,794.5	(1,436.2)
Other related parties*	9,829.5	8,628.4	1,201.1
Total	85,732.7	85,938.4	(205.7)
COMMITMENTS			
Subsidiaries	2.7	-	2.7
Associated companies	123.6	177.5	(53.9)
Related restructured debtors*	4,019.2	7,362.5	(3,343.3)
Other related parties*	2,064.6	1,761.5	303.1
Total	6,210.1	9,301.5	(3,091.4)
DEPOSITS			
Subsidiaries	270.3	2,846.8	(2,576.5)
Associated companies	269.5	261.2	8.3
Other related parties**	11,326.0	10,114.4	1,211.6
Total	11,865.8	13,222.4	(1,356.6)
BORROWING			
Subsidiaries	6,275.3	-	6,275.3

Significant accounting transactions between the Bank and subsidiaries, associated companies and other related parties were transacted under normal business practices. The price, interest rates, commission charges, terms and conditions are considered to be at arms length. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

* Excluding subsidiaries and associated companies.

** Excluding subsidiaries and associated companies but including related restructured debtors.

As at September 30, 2003 and December 31, 2002, material accrued income and expenses between the Bank and related parties are as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
Subsidiaries				
Interest receivable	-	-	409.6	634.7
Interest payable	-	-	31.7	5.7
Associated companies				
Interest receivable	34.5	1.9	34.5	1.9
Interest payable	0.1	0.1	0.1	0.1
Other related parties				
Interest receivable	213.3	88.3	213.3	88.3
Interest payable	11.4	8.0	11.4	8.0

For the quarters and the nine-month periods ended September 30, 2003 and 2002, material income and expenses between the Bank and related parties are as follows :

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	FOR THE QUARTERS ENDED		FOR THE QUARTERS ENDED	
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
Subsidiaries				
Interest and discount received	-	-	184.7	-
Fees and service income	-	-	6.6	9.0
Other income	-	-	0.5	0.5
Interest paid	-	-	22.6	26.2
Associated companies				
Interest and discount received	44.5	24.6	44.5	24.6
Fees and service income	0.4	0.9	0.4	0.9
Other income	0.0	-	0.0	-
Dividend income	-	3.5	-	3.5
Interest paid	0.3	0.7	0.3	0.7
Other expenses	15.4	14.2	15.4	14.2
Other related parties				
Interest and discount received	624.5	1,352.5	624.5	1,352.5
Fees and service income	11.3	13.0	11.3	13.0
Interest paid	13.0	18.1	13.0	18.1
Other expenses	124.8	96.9	124.8	96.9

(Million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED		THE BANK'S FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED	
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
Subsidiaries				
Interest and discount received	-	-	573.0	381.9
Fees and service income	-	-	25.5	31.2
Other income	-	-	1.4	1.0
Interest paid	-	-	81.1	81.6
Other expenses	-	-	0.0	-
Associated companies				
Interest and discount received	90.0	70.2	90.0	70.2
Fees and service income	2.6	4.7	2.6	4.7
Other income	0.0	0.1	0.0	0.1
Dividend income	4.2	24.5	4.2	24.5
Interest paid	0.9	1.9	0.9	1.9
Other expenses	47.5	42.3	47.5	42.3
Other related parties				
Interest and discount received	2,232.8	3,464.1	2,232.8	3,464.1
Fees and service income	34.6	48.1	34.6	48.1
Interest paid	37.8	58.1	37.8	58.1
Other expenses	294.5	196.3	294.5	196.3

For the nine-month period ended September 30, 2003 and for the year ended December 31, 2002, the Bank sold properties foreclosed to Sinnsuptawee Asset Management Co., Ltd. amounting to Baht 53.1 million for Baht 43.5 million and Baht 24.4 million for Baht 16.1 million, respectively which were its fair value. However, since the Bank had previously set aside allowance for impairment of properties foreclosed amounting to Baht 9.6 million and Baht 8.3 million, respectively there was no gain or loss to the Bank from these sale transactions.

Disclosure of the statements of cash flows of Sinnsuptawee Asset Management Co., Ltd.

In accordance with the BOT's letter number THOR POR TOR. SOR NOR SOR. (01) WOR. 3258/2543 relating to the operation regulation of the Asset Management Company (AMC), dated November 27, 2000, required the Bank to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Sinnsuptawee Asset Management Co., Ltd. are as follows :

SINNSUPTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,
"UNAUDITED – REVIEWED"

(Million Baht)

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	1.8	(66.4)
Items to reconcile net income (loss) to net cash flows from operations		
Depreciation	0.5	0.5
Loss on impairment of properties foreclosed	6.1	70.4
Income from operations before changes in operating assets and liabilities	8.4	4.5
Operating assets (increase) decrease		
Deposit at financial institution	40.0	(275.0)
Accounts receivable	(10.0)	-
Properties foreclosed	172.6	91.1
Income tax recoverable	(0.4)	(0.1)
Prepaid expenses	(0.0)	0.0
Deposits	0.0	(0.0)
Advance payment for properties foreclosed	(47.5)	-
Accrued interest receivable	(0.6)	(1.2)
Operating liabilities increase (decrease)		
Accounts payable	0.4	0.7
Accrued expenses	0.4	0.1
Deposits	(1.6)	1.8
Deferred rental	(0.0)	0.5
Deposit for properties foreclosed rental	0.1	0.1
Other liabilities	(0.0)	(0.0)
Net cash provided (used) by operating activities	161.8	(177.5)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of premise and equipment	(0.0)	(0.1)
Net cash provided (used) by investing activities	(0.0)	(0.1)
Net increase (decrease) in cash	161.8	(177.6)
Cash and cash equivalent items as at January 1,	26.4	244.7
Cash and cash equivalent items as at September 30,	188.2	67.1

5.9 Income Tax

For the quarters ended September 30, 2003 and 2002, the consolidated financial statements presented income tax amounting to Baht 21.1 million and Baht 2.3 million, respectively which is the income tax of its subsidiaries.

For the nine-month periods ended September 30, 2003 and 2002, the consolidated financial statements presented income tax amounting to Baht 27.0 million and Baht 6.4 million, respectively which is the income tax of its subsidiaries.

For the quarters and the nine-month periods ended September 30, 2003 and 2002, the Bank's financial statements presented net income but no income tax expenses as the Bank has losses carried forward being taxable expenses.

5.10 The results of operation by domestic and foreign operations

The results of operations for the quarters and nine-month periods ended September 30 :

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2003

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	10,418.3	2,098.0	(1,097.2)	11,419.1
Interest expenses	(4,928.9)	(1,661.4)	1,097.2	(5,493.1)
Net interest income	5,489.4	436.6	-	5,926.0
Non-interest income	5,241.2	632.1	39.7	5,913.0
Non-interest expenses	(7,586.5)	(672.5)	3.8	(8,255.2)
Income before income tax	3,144.1	396.2	43.5	3,583.8

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2002

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	11,784.9	2,826.1	(1,601.2)	13,009.8
Interest expenses	(6,781.4)	(2,305.0)	1,601.2	(7,485.2)
Net interest income	5,003.5	521.1	-	5,524.6
Non-interest income	3,464.9	622.1	(27.3)	4,059.7
Non-interest expenses	(7,128.3)	(826.5)	3.9	(7,950.9)
Income (loss) before income tax	1,340.1	316.7	(23.4)	1,633.4

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	33,305.9	6,799.6	(3,716.5)	36,389.0
Interest expenses	(16,658.9)	(5,563.9)	3,716.5	(18,506.3)
Net interest income	16,647.0	1,235.7	-	17,882.7
Non-interest income	13,709.8	1,856.0	66.2	15,632.0
Non-interest expenses	(22,955.0)	(2,334.4)	12.6	(25,276.8)
Income before income tax	7,401.8	757.3	78.8	8,237.9

(Million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	35,759.3	9,024.8	(5,511.3)	39,272.8
Interest expenses	(20,910.2)	(7,612.8)	5,511.3	(23,011.7)
Net interest income	14,849.1	1,412.0	-	16,261.1
Non-interest income	9,682.6	1,832.5	(33.3)	11,481.8
Non-interest expenses	(20,369.0)	(2,639.7)	13.2	(22,995.5)
Income (loss) before income tax	4,162.7	604.8	(20.1)	4,747.4

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2003

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	10,373.9	1,912.7	(890.0)	11,396.6
Interest expenses	(4,912.8)	(1,431.6)	890.0	(5,454.4)
Net interest income	5,461.1	481.1	-	5,942.2
Non-interest income	4,995.8	598.4	(3.8)	5,590.4
Non-interest expenses	(7,350.8)	(639.8)	3.8	(7,986.8)
Income before income tax	3,106.1	439.7	-	3,545.8

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2002

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	11,747.5	2,582.0	(1,386.4)	12,943.1
Interest expenses	(6,763.7)	(2,067.7)	1,386.4	(7,445.0)
Net interest income	4,983.8	514.3	-	5,498.1
Non-interest income	3,358.3	582.2	(3.9)	3,936.6
Non-interest expenses	(7,004.2)	(803.1)	3.9	(7,803.4)
Income before income tax	1,337.9	293.4	-	1,631.3

Million Baht)

THE BANK'S FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	33,166.6	6,185.3	(3,069.6)	36,282.3
Interest expenses	(16,609.8)	(4,859.9)	3,069.6	(18,400.1)
Net interest income	16,556.8	1,325.4	-	17,882.2
Non-interest income	13,250.9	1,746.5	(12.6)	14,984.8
Non-interest expenses	(22,452.6)	(2,235.8)	12.6	(24,675.8)
Income before income tax	7,355.1	836.1	-	8,191.2

(Million Baht)

THE BANK'S FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	35,659.2	8,269.2	(4,859.4)	39,069.0
Interest expenses	(20,854.8)	(6,896.7)	4,859.4	(22,892.1)
Net interest income	14,804.4	1,372.5	-	16,176.9
Non-interest income	9,277.0	1,786.9	(13.2)	11,050.7
Non-interest expenses	(19,933.8)	(2,574.7)	13.2	(22,495.3)
Income before income tax	4,147.6	584.7	-	4,732.3

The basis for the determination of income and expenses charged between the branches and head office, and between the branches is established by the head office, which is closely to the funding cost.

5.11 Capital fund

Capital fund as at September 30, 2003 and December 31, 2002, are as follows :

(Million Baht)

		September 30, 2003		December 31, 2002
Tier 1 capital				
Issued and paid-up share capital and premium on share capital		98,906.7		98,906.7
Legal reserve		11,544.8		11,544.8
Other reserve		63,266.9		63,266.9
Net income (loss) after appropriation		(107,634.5)		(116,113.7)
		66,083.9		57,604.7
Tier 2 capital				
Unrealized increment per land appraisal		6,870.6		6,871.5
Unrealized increment per premises appraisal		2,486.6		2,736.0
Provision for normal assets		2,641.7		2,949.5
Unrealized gain (net) on equity security revaluation-available for sale		967.6		-
Long-term subordinated debt instruments				
Subordinated convertible bonds	1,324.9		2,748.0	
Unsecured subordinated notes	17,612.0	18,936.9	19,380.0	22,128.0
Less Debt instrument in excess of 50% of tier 1 capital		-		-
		31,903.4		34,685.0
Total		97,987.3		92,289.7

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital fund to assets and contingencies of not less than 8.5% and that tier 1 capital must not be less than 4.25% of such assets and contingencies.

As at September 30, 2003 and December 31, 2002, capital adequacy ratios maintained by the Bank in accordance with the notification of the BOT are as follows :

	Percentage	
	September 30, 2003	December 31, 2002
Total capital	12.2	11.5
Tier 1 capital	8.2	7.2
Tier 2 capital	4.0	4.3